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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of August 2003


                               DAIMLERCHRYSLER AG
                 (Translation of registrant's name into English)

                   EPPLESTRASSE 225, 70567 STUTTGART, GERMANY
                     (Address of principal executive office)



       [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                   Form 20-F   X                  Form 40-F
                             -----                          ------


       [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                       Yes                         No  X
                           -----                     -----


       [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______]


                      ------------------------------------


       This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of DaimlerChrysler North America Holding
     Corporation (Registration Statement No. 333-13160) and the registration statements on Form S-8 (Nos. 333-5074, 333-7082, 333-8998, 333-86934
                      and 333-86936) of DaimlerChrysler AG



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                               DAIMLERCHRYSLER AG




FORM 6-K: TABLE OF CONTENTS

1. Press Release of DaimlerChrysler AG, dated August 22, 2003, regarding DaimlerChrysler's settlement of a class action case


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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS


This document contains forward-looking statements that reflect management's current views with respect to future events. The words "anticipate," "assume," "believe," "estimate," "expect," "intend," "may," "plan," "project" and
"should" and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: an economic downturn in Europe or North America; changes in currency exchange rates and interest rates; introduction of competing products; increased sales incentives; and decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under the heading "Risk Factors" in DaimlerChrysler's most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. We do not intend or assume any obligation to update any forward-looking statement, which speaks only as of the date on which it is made.



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                                                               Press Information

                                                                 August 22, 2003

Contact:
Hartmut Schick, +49 (0)711-17-93444,
Han Tjan, +1 212-909-9063


DAIMLERCHRYSLER SETTLES CLASS ACTION CASE

Stuttgart / New York -- DaimlerChrysler has agreed to settle a consolidated class action case pending in the United States District Court for the District of Delaware relating to the 1998 Daimler-Benz/Chrysler merger that created DaimlerChrysler. Subject to a definitive settlement agreement and to Court approval, DaimlerChrysler will pay the class action plaintiffs $300 million (approximately Euro 275 million). The plaintiffs' initial claim was $22 billion. DaimlerChrysler has applicable insurance policies aggregating Euro 200 million, or approximately $220 million, to which extent it will seek reimbursement of the settlement payment.

Although DaimlerChrysler believes that the class action is completely without merit, the company has agreed to a settlement, since a local jury could have reached a different conclusion.

The decision to resolve this litigation was approved by the company's Supervisory Board and enables the company to continue concentrating its resources on its business agenda.

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The settlement has no bearing on the Tracinda case, parts of which are still awaiting summary judgment. DaimlerChrysler believes all claims against it relating to the 1998 merger, including those in the Tracinda case, are without merit and the company remains committed to a vigorous defense of this case.


INTERNET SITE
Additional information and news from DaimlerChrysler is available on the Internet at: WWW.MEDIA.DAIMLERCHRYSLER.COM

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                                   SIGNATURES



       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                 DaimlerChrysler AG



                                 By: /s/ ppa. Robert Koethner
                                     ------------------------------------
                                     Name:  Robert Koethner
                                     Title: Vice President
                                            Chief Accounting Officer



                                 By: /s/ ppa. Dr. Peter Waskoenig
                                     ------------------------------------
                                     Name:  Dr. Peter Waskoenig
                                     Title: Vice President
                                            General Counsel Europe/Africa/Asia





Date: August 22, 2003